Exhibit 99.1

Yintech Announces Appointment of Chief Financial Officer

SHANGHAI, Aug. 12, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that its Board of Directors appointed Mr. Raphael Qian as Vice President and Chief Financial Officer (“CFO”) of the Company. With this appointment, Mr. Wenbin Chen, Chief Executive Officer (“CEO”) and interim CFO of the Company will focus on strategies and business operations. In his role, Mr. Qian’s overall responsibility is supervising the finance and investor relations departments and assisting the CEO with the continuation of the successful strategy in growing the Company’s business initiatives.

Mr. Qian has more than 10 years of accounting and financial management experiences focusing on financial reporting, regulatory compliance, internal control, investor communications and corporate finance. Prior to this appointment, Mr. Qian was Vice President and financial controller of Shanghai Dasheng Agricultural Finance, a Hong Kong-listed company since August 2014. He also worked as an audit manager in KPMG Shanghai from August 2006 to August 2014, overseeing the annual audits of public companies and auditor requirements in various industries and companies. Prior to that, Mr. Qian served as the financial analyst in Shanghai Pudong Development Bank. Mr. Qian holds a Bachelor’s degree in Business Administration from Fudan University in China and is a Chartered Professional Accountant in both China and Hong Kong.

“We are delighted to welcome Mr. Qian to the Yintech team. Mr. Qian’s track record of strong financial leadership at public company and his auditing experience will help to enhance our overall financial management capabilities,” said Mr. Wenbin Chen, Chairman and CEO of Yintech. “We believe Mr. Qian will be able to make immediate contributions to the Company in financial reporting, operations and other areas.  We are equally confident that Mr. Qian will provide the executive management leadership necessary as the Company improves its operating infrastructure and internal processes and controls, to support the Company’s anticipated growth,” added Mr. Wenbin Chen.

“It is an exciting time to join the Company with its initial success of strategy reform and business transformation, as well as the opportunity to capitalize upon the strengths of the new businesses which point to a great future with virtually limitless potential,” said Mr. Qian. “I look forward to helping it move into the next phase of its development to drive shareholder value.”

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2018. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young
Phone: +86 21 2028 9009 ext. 8270
E-mail: ir@yintech.cn